SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of November, 2005

Ainsworth Lumber Co. Ltd.

(Registrant’s name)

Suite 3194
Bentall 4
P.O. Box 49307
1055 Dunsmuir Street
Vancouver, British Columbia
Canada V7X 1L3

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

Documents Included as Part of this Report

No.	Document

1.	News Release dated November 14, 2005

2.	Interim Report to Shareholders for the Three Months ended September 30, 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 14, 2005

AINSWORTH LUMBER CO. LTD.

By: /s/ Robert Allen Robert Allen Chief Financial Officer

NEWS RELEASE
For Immediate Release
November 14, 2005
AINSWORTH LUMBER CO. LTD. (TSX:ANS)
AINSWORTH REPORTS FINANCIAL RESULTS FOR THE THIRD QUARTER OF 2005

Unaudited
($ millions, except per share data)	Three months ended September 30		Nine months ended September 30
	2005	2004	2005	2004
Sales	270.7	225.2	946.2	657.0
Operating earnings	26.1	87.4	212.5	298.6
Foreign exchange gain on long-term debt	47.0	33.5	28.5	27.7
Net Income	46.8	71.1	133.2	122.7
Earnings: $ per share	3.19	4.85	9.09	8.37
EBITDA (1)	55.9	84.4	294.3	321.8
Cash flow from operations (2)	43.3	111.8	131.5	306.3

(1)	EBITDA, a non-GAAP financial measure, represents operating earnings before amortization of capital assets plus other income.

(2)	Cash provided by operations after changes in non-cash working capital.
Vancouver, British Columbia — Ainsworth Lumber Co. Ltd. (TSX: ANS) today reported its financial results for the quarter ended September 30, 2005.
The company generated net income of $46.8 million or $3.19 per share for the third quarter of 2005, compared to $71.1 million or $4.85 for the same period in 2004. The decline in profitability during the quarter is a combined result of a $61.3 million decrease in operating earnings, an $8.3 million increase in finance expense due to an increase in the average outstanding debt compared to 2004, a $13.5 million increase in foreign exchange gain on long-term debt due to the strengthening of the Canadian currency, and a $15.3 million decrease in income tax expense due to lower profitability. In addition, other income increased by $16.4 million largely attributed to a foreign exchange gain of $0.8 million in 2005 compared to a foreign exchange loss of $12.6 million in 2004.
Operating earnings for the third quarter were $26.1 million compared to $87.4 million for the same period in 2004, representing a 70.1% decline. Third quarter sales of $270.7 million were $45.5 million or 20.2% higher than the third quarter sales in 2004. As a result of the acquisition of the three Minnesota oriented strand board (OSB) production facilities and the Barwick OSB facility during 2004, OSB shipment volumes increased by 59.6% compared to the third quarter of 2004. At the same time, Ainsworth’s OSB per unit cost of sales increased by 17.0% as a direct result of increases in wood fibre costs and resin and wax prices.
EBITDA, defined as operating earnings before amortization of capital assets plus other income, was $55.9 million compared to $84.4 million in the same period last year. While OSB production capacity and shipments increased significantly compared to the same period in 2004, operating earnings decreased with the decline in OSB prices and the overall increase in OSB production costs compared to 2004. EBITDA for the nine months ended September 30, 2005 was $294.3 million compared to $321.8 million in the same period last year.
Cash provided by operations (after changes in non-cash working capital) during the quarter was $43.3 million compared to $111.8 million in the third quarter of 2004. The decline in cash provided by operations is attributable to lower margins, and smaller changes in non-cash working capital.
There were no significant financing activities for the current quarter, while in the third quarter of 2004 the Company issued long term debt for the acquisition of the three Minnesota OSB facilities as well as paid a special dividend to its shareholders.
During the third quarter of 2005 the Company invested $26.3 million in capital and other assets, largely related to the expansion of our Grande Prairie facility, a deposit towards an aircraft purchase, and upgrades to our facilities. In addition, during the quarter the Company completed the purchase of Chatham Forest Products, Inc.
At September 30, 2005 Ainsworth had a cash balance of $210.3 million compared to $212.6 million at December 31, 2004 and $194.8 million at June 30, 2005.
“The fundamentals driving North American OSB demand continue to be strong and the end of the third quarter saw considerable increase in OSB prices over the lows experienced this summer. With continuing strong demand, and customer recognition of our premium quality products, the Company is well established in the industry, and continues to benefit from its expanded capacity and new markets.” said Brian Ainsworth, Chairman and Chief Executive Officer.
The company will hold a conference call at 8:30 A.M. PST (11:30 A.M. EST) on Tuesday, November 15, 2005 to discuss the company’s third quarter results. The dial-in phone number is 1-800-337-2650, Reservation #21268996. To access the post-view line, dial 1-800-558-5253 or 1-416-626-100, Reservation #21268996. This recording will be available until November 22, 2005.

Forward-looking statements in this news release relating to the Company’s expectations regarding OSB demand and pricing are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “expect” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Ainsworth Lumber Co. Ltd. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, the future demand for, and sales volumes of, the Company’s products, future production volumes, efficiencies and operating cots, increases or decreases in the prices of the Company’s products, the Company’s future stability and growth prospects, the Company’s future profitability and capital needs, including capital expenditures, and the outlook for and other future developments in the Company’s affairs or in the industries in which the Company participates and factors detailed from time to time in the Company’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

For further information please contact:
Ainsworth Lumber Co. Ltd.
Suite 3194, Bentall 4
P.O. Box 49307
1055 Dunsmuir Street
Vancouver, B.C. V7X 1L3
Telephone: 604-661-3200
Facsimile: 604-661-3201
www.ainsworth.ca
Investor Relations Contacts:
Robert Allen
Chief Financial Officer
robert.allen@ainsworth.ca
Bruce Rose
General Manager, Corporate Development
bruce.rose@ainsworth.ca
Robb Pelwecki
Treasurer
robb.pelwecki@ainsworth.ca

INTERIM REPORT TO SHAREHOLDERS
FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2005

Third Quarter 2005

LETTER TO SHAREHOLDERS
Dear fellow shareholders:
In the third quarter of 2005 the Company continued to show strong operating results, despite a softer market for oriented strand board (OSB).
Sales
Sales in the third quarter ended September 30, 2005 were $270.7 million compared to $329.9 million in the preceding quarter and $225.2 million in the third quarter of 2004. For the third quarter of 2005 OSB sales volumes increased by 300.3 mmsf (3/8”) or 59.6% over 2004. Compared to the first nine months of 2004, the Company’s OSB sales volumes increased by 1,188.4 mmsf (3/8”) or 94.4%. The increase in sales volumes is the result of the acquisition of the Barwick OSB facility in May 2004 and the three Minnesota OSB facilities in September 2004.
Results of Operations
Operating earnings in the third quarter of 2005 declined by $61.3 million from $87.4 million in 2004 to $26.1 million in 2005. This decline is largely attributed to the softening of the market when compared to 2004, as well as to the continuing increase in input costs. Operating earnings for the nine month period ended September 30, 2005 were also down from $298.6 million in 2004 to $212.5 million in 2005. For the three months ended September 30, 2005 the Company generated net income of $46.8 million ($3.19 per share) compared to $71.1 million ($4.85 per share) in 2004. Net income for the nine months ended September 30, 2005 was $133.2 million ($9.09 per share) compared to $122.7 million ($8.37 per share) in 2004. Despite the $81.6 million decline in operating earnings during the recent nine month period, net income for the period increased by $10.5 million or 8.5%. The increase in net income for the nine months ended September 30, 2005 is mainly due to lower finance expenses realized in 2005. In 2004 there was a $106.2 million charge regarding the repurchase of its long term debt.
Operating earnings before amortization of capital assets, plus other income (EBITDA) for the third quarter of 2005 was $55.9 million compared to $84.4 million in 2004. EBITDA for the nine months ended September 30, 2005 was $294.3 million compared to $321.8 million for the same period in 2004.
Cash Flow and Financial Position
Cash provided by operations, after changes in non-cash working capital, was $43.3 million for the third quarter of 2005 compared to $111.8 million in the third quarter of 2004. For the nine months ended September 30, 2005, cash provided by operations was $131.5 million in 2005 compared to $306.3 million in 2004. The decrease in cash generated from operations is largely attributable to lower operating margins and smaller changes in non-cash operating working capital.
There were no significant financing activities during the third quarter of 2005 while in the comparable period of 2004 the Company issued $578.9 million of long term debt to finance the acquisition of the three Minnesota OSB facilities, and paid a special dividend of $1.00 per share.
For the three months ended September 30, 2005, the Company invested $26.3 million in capital and other assets. The third quarter investing activities were largely related to the expansion of our Grande Prairie facility, a deposit towards an aircraft purchase, and upgrades to our facilities. In

1

Third Quarter 2005

addition, during the quarter the Company completed the purchase of Chatham Forest Products, Inc.
During the first quarter of 2005 the Company was the successful bidder for timber licences in the Prince George Timber Supply Area and the Quesnel Timber Supply Area. The Ministry of Forests recently announced that both licences have been approved by the Ministry and will now be submitted to the Company for acceptance of their terms. Until agreement is reached on the final terms of the licences, $31.5 million of the total deposit will continue to be held in trust by the Ministry, and $4.7 million is non-refundable.
The Company ended the third quarter of 2005 with $210.3 million in cash and cash equivalents. At December 31, 2004, cash and cash equivalents were $212.6 million.
Outlook
During the third quarter, the Company began its expansion of the Grande Prairie facility. Construction will begin in earnest in the fourth quarter with major equipment deliveries beginning in the spring of 2006. The project is scheduled for completion in early 2007 and once completed will add an additional 600 mmsf (3/8” basis) of capacity.
The fundamentals driving North American OSB demand continue to be strong and the end of the third quarter saw considerable increase in OSB prices over the lows experienced this summer. With continuing strong demand, and customer recognition of our premium quality products, the Company is well established in the industry, and continues to benefit from its expanded capacity and new markets.
On behalf of the Board of Directors of
Ainsworth Lumber Co. Ltd.
Brian E. Ainsworth
Chairman and Chief Executive Officer
November 14, 2005
Forward-looking statements in this interim report to shareholders relating to the Company’s expectations regarding OSB demand and pricing are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “expect” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Ainsworth Lumber Co. Ltd. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, the future demand for, and sales volumes of, the Company’s products, future production volumes, efficiencies and operating costs, increases or decreases in the prices of the Company’s products, the Company’s future stability and growth prospects, the Company’s future profitability and capital needs, including capital expenditures, and the outlook for and other future developments in the Company’s affairs or in the industries in which the Company participates and factors detailed from time to time in the Company’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

2

Third Quarter 2005

MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three Months Ended September 30, 2005
This management’s discussion and analysis is presented as at November 14, 2005. Additional information relating to the Company, including the Company’s annual information form, is available on SEDAR at www.sedar.com.
Financial Highlights
Operating Earnings
Operating earnings in the three month period ended September 30, 2005 were $26.1 million, down from $87.4 million in the previous year. The $61.3 million decrease was driven by a decline in the Company’s average realized OSB price as the market moderated from the high levels experienced in 2004. Input costs continued to rise as raw material costs followed increases in energy and wood prices. These increases were partially offset by a 59.6% increase in OSB sales volume for the three month period ended September 30, 2005. The acquisition of the three Minnesota OSB facilities in September 2004 resulted in a significant increase in OSB production volume and shipments. Operating earnings for the nine months was 28.8% lower compared to the same nine month period in 2004 as a result of lower OSB prices and higher input costs, as well as higher depreciation related to acquisition of the Minesotta facilities in September 2004..
Operating Earnings for the Nine Months Ended
September 30, 2005 (in millions of Canadian dollars)
Net income for the three months ended September 30, 2005 was $46.8 million ($3.19 per share) compared to $71.1 million ($4.85 per share) for the same period in 2004. The overall decrease in profitability compared to the same quarter in 2004 is the combined result of the following factors:
•	$61.3 million decrease in operating profits due to lower OSB prices and higher input costs

•	$8.3 million increase in finance expense related to the higher debt levels resulting from the acquisition of the Minnesota OSB facilities

•	$16.4 million increase in other income, largely the result of a $0.8 million foreign exchange gain in 2005 compared to a $12.6 million foreign exchange loss in the third quarter of 2004

•	$13.6 million increase in foreign exchange gain on long-term debt due to the increased strength of the Canadian dollar compared to the US dollar

•	$15.3 million decrease in income tax expense from 2004 due to lower profitability in the quarter
Net income for the nine months ended September 30, 2005 was $133.2 million, up from $122.7 million for the same period in 2004. This change is the combined result of increases in OSB sales volume in 2005, and a $106.2 million charge on repurchase of long-term debt recorded in 2004.

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Third Quarter 2005

In addition, in 2005 the Company continued to experience declines in the average price of OSB compared to 2004, while the prices of direct materials, such as wood fibre, continued to increase. Average OSB prices realized over the nine month period dropped 22.2%, from $454.2 in 2004 to $353.4 per msf (3/8”) in 2005.
Average OSB prices for the Nine Months Ended
September 30, 2005 (per msf 3/8”)
EBITDA
Third quarter EBITDA was $55.9 million, down from the previous year’s level of $84.4 million. The decline in EBITDA was mainly due to the decline in OSB sales prices and the increase in input costs. For the nine month period ended September 30, 2005 EBITDA decreased by $27.5 million or 8.5% compared to the same nine month period in 2004 as a result of reduced OSB margins
Selected Quarterly Information

(in millions, except per share data)	Q3-05	Q2-05	Q1-05	Q4-04	Q3-04	Q2-04	Q1-04	Q4-03
Sales	270.7	329.9	345.6	253.0	225.2	241.1	190.6	173.6
Operating earnings	26.1	77.6	108.8	27.5	87.4	120.2	91.0	67.4
Foreign exchange gain (loss) on long-term debt	47.0	(12.6)	(5.9)	46.1	33.5	(0.1)	(5.7)	12.8
Net income (loss)	46.8	31.3	55.1	52.4	71.1	71.4	(19.8)	40.9
Earnings (loss): $ per share	3.19	2.14	3.76	3.58	4.85	4.87	(1.36)	2.82
EBITDA (1)	55.9	104.9	133.5	55.5	84.4	133.0	104.4	89.2
Cash flow from operations (2)	43.3	73.1	15.1	60.7	111.8	149.6	45.0	77.8
Outstanding shares(3)	14.6	14.6	14.6	14.6	14.6	14.6	14.7	14.6

(1)	EBITDA, a non-GAAP financial measure, represents operating earnings before amortization of capital assets plus other income. We have presented EBITDA as we believe that, in addition to net income (loss), EBITDA provides investors with a basis to evaluate our operating performance and ability to incur and service debt and to fund capital expenditures.

(2)	Cash provided by operations after changes in non-cash working capital.

(3)	At November 14, 2005 the Company had 14,649,140 issued common shares.

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Third Quarter 2005

Operating Highlights
Production
OSB production volume increased 61.0% from 496.8 mmsf (3/8” basis) in the third quarter of 2004 to 799.7 mmsf (3/8” basis) in the third quarter of 2005. This increase reflects the production volume of the three Minnesota OSB facilities acquired at the end of the third quarter of 2004. OSB production levels were substantially the same in the third quarter as compared to the second quarter of 2005.
Sales
Total sales for the three months ended September 30, 2005 were $270.7 million, an increase of $45.5 million or 20.2% compared to $225.2 million for the same period in 2004. OSB sales represented approximately 90.0% of the Company’s total sales in the third quarter of 2005 compared to 88.9% in the same quarter of 2004. Plywood, veneer and other represented 10% of the third quarter sales. Plywood shipments increased 5.2% and veneer shipments were up 19.9% over the comparative quarter in 2004. For the nine month period ended September 30, total sales were up 44.0% to $946.2 million in 2005 compared to $657.0 million in 2004.
Total Sales for the Nine Months Ended September 30
(in millions of Canadian dollars)
OSB sales for the third quarter increased 21.8% over 2004 to $243.6 million, and for the nine month period OSB sales increased by $293.2 million or 51.3% from $571.7 million to $864.8 million. The increase in OSB sales in the third quarter is the result of a 59.6% increase in shipment volumes, partially offset by a decline in market prices.
Total OSB Shipment Volume (mmsf 3/8”)
For the Three Months Ended September 30 2005
The Company’s average realized OSB sales price decreased by 23.7% in the current quarter compared to 2004, while plywood and veneer prices increased 1.6% and 5.7% respectively.

5

Third Quarter 2005

Costs and Expenses
Cost of products sold in the third quarter of 2005 was $210.6 million compared to $120.6 million in 2004. This increase in costs is attributable to the increase in production shipment volumes as well as to the continued increase in direct raw material costs. Wood fibre costs were higher in the third quarter of 2005 as compared to the same period in 2004, reflecting the addition of higher fibre costs in the Barwick and Minnesota operations. For the nine month period, per unit wood fibre costs increased approximately 24% compared to the prior year. With energy costs remaining stable during the quarter, energy-sensitive input costs such as resin and wax leveled off, while on an annual basis they remained high when compared to the prior year. Plywood costs were 12.7% higher on a per unit basis compared to the nine month period in the prior year.
Amortization of capital assets in the third quarter of 2005 was $27.7 million compared to $11.3 million in 2004. The increase in amortization is due to amortization of the additional capital assets acquired with the Minnesota OSB facilities.
Finance expense totaled $17.2 million for the third quarter, representing an increase of $8.3 million compared to the 2004. During 2004 the Company issued new debt to fund certain acquisitions resulting in an increase in the average indebtedness in 2005 and therefore in higher finance expenses. For the nine month period ended September 30, finance expenses decreased by $78.9 million to $54.3 million, reflective of the $106.2 million charge on repurchase of long-term debt recorded in the first quarter of 2004.
Other income increased by $16.4 million compared to the third quarter of 2004. A significant portion of the increase in other income is attributable to a foreign exchange gain of $0.8 million in the third quarter of 2005 compared to a foreign exchange loss of $12.6 million in the same period of 2004.
During the quarter, the Company recognized a foreign exchange gain of $47.0 million associated with its US-dollar denominated debt, compared to $33.5 million in the same period of 2004. The gain reflects the decline in the value of the US dollar relative to the Canadian dollar during the third quarter of 2005.
Income tax expense for the three month period ended September 30 was $11.3 million in 2005 compared to $26.6 million in 2004.
Cash Flow and Financial Position
During the current quarter, cash provided by operations after changes in non-cash working capital, was $43.3 million compared to $111.8 million in the same quarter in 2004. The decline in cash provided by operations is attributable to lower margins, as well as to smaller changes in non-cash working capital. In the third quarter of 2004 there was a substantial decrease in the non-cash working capital creating a positive cash flow, which was the result of reductions in accounts receivable and inventories acquired with the Minnesota facilities.
There were no significant financing activities for the quarter. In the third quarter of 2004 the Company issued $578.9 million of long term debt for the acquisition of the three OSB facilities in Minnesota, and paid a special dividend of $1.00 per share to its shareholders.
During the quarter the Company invested $26.3 million in capital and other assets. Of the total, approximately $3.9 million was spent on the expansion of the Grande Prairie facility. In addition, a $3.6 million deposit was made toward the purchase of an aircraft, for a total purchase price of U.S. $10.2 million (CDN $11.9 million). During the quarter the Company also completed the purchase of 100% of the shares of Chatham Forest Products, Inc. for $9.1 million (U.S. $7.8

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Third Quarter 2005

million). Of the total amount, U.S. $6.1 million was paid in cash at closing with the remaining amount due in equal installments on March 2, 2007 and September 2, 2008. The balance of capital spending was invested in upgrades to our production facilities, as well as to expand our Vancouver, BC office.
As part of the Grande Prairie expansion work, the Company has committed to purchase machinery, equipment, engineering and management support services totaling $177.4 million.
At September 30, 2005 the Company had $210.3 million in cash and cash equivalents compared to $212.6 million at December 31, 2004. Working capital was $363.2 million. Since the beginning of the year, the shareholders’ equity has increased by $90.2 million or 30.0% to $390.5 million.
Cash and Cash Equivalents at September 30, 2005 and December 31, 2004
(in millions of Canadian dollars)
Other
On October 24, 2005, the Company commenced a normal course issuer bid, whereby it may purchase up to 732,457 common shares, representing approximately 5% of the Company’s 14,649,140 current issued and outstanding common shares. The issuer bid will end on October 23, 2006 or on such earlier date that the Company completes its purchases.
The Company has entered into additional volume supply agreements to harvest approximately 10.51 million m3 of timber at commercial terms over a period of twenty years.
During the first quarter of 2005 the Company was the successful bidder for timber licences in the Prince George Timber Supply Area and the Quesnel Timber Supply Area. The Ministry of Forests recently announced that both licences have been approved by the Ministry and will now be submitted to the Company for acceptance of their terms. Until agreement is reached on the final terms of the licences, $31.5 million of the total deposit will continue to be held in trust by the Ministry, and $4.7 million is non-refundable.
On September 28, 2005, the Company filed a notice of claim against Potlatch Corporation (“Potlatch”) for the reimbursement of repair and related costs at the three Minnesota OSB mills purchased from Potlatch on September 22, 2004. The basis of the claim is that certain of the equipment and buildings were not in the condition and state of repair warranted by Potlatch at the time of purchase. The proceeds from the claim, if any, will be recorded when the terms of the settlement are certain.

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Third Quarter 2005

Related Party Transactions
During the quarter, the Company paid $30 thousand to a company owned by officers of the Company for rental charges relating to mobile equipment. These transactions were conducted on normal commercial terms and prices.
Critical Accounting Policies
Management has made certain judgments and estimates that affect the reported amounts and other disclosures in our financial statements.
Valuation of inventory. We closely monitor conditions that could impact valuation of inventories or otherwise risk impairment of our assets. Inventories of logs, OSB, specialty plywood, veneer and lumber products are valued at the lower of average cost and net realizable value. We base our estimate of market value on sales orders that exist at balance sheet reporting dates. Prices fluctuate over time and it is probable that market values at the time of eventual sale will differ from our estimates.
Loss contingencies. Our estimates of our loss contingencies for legal proceedings and product warranty claims are based on various judgments and assumptions regarding the potential resolution or disposition of the underlying claims and associated costs.
Valuation of long-lived assets. We review the long-lived assets held and used by us (primarily property, plant, and equipment, construction in progress and timber and logging roads) for impairment. Assessing the appropriate valuation of the affected assets requires us to make judgments, assumptions and estimates. In general, write-downs for impairment are recognized when the book values exceed our estimate of the undiscounted future net cash flows associated with the affected assets. We review the carrying values of our capital assets, including construction in progress, and believe that our reported values are reasonable based on the current circumstances.
Amortization. Amortization of property, plant and equipment is principally based on the units of production method where the cost of equipment is amortized over the estimated units that will be produced during a conservative estimate of its useful life.
Future income taxes. We record future income tax assets including the potential tax benefit of operating loss carry-forwards and future income tax liabilities. The amounts that we record for these assets and liabilities are based upon various judgments, assumptions and estimates, including judgments regarding the tax rates that will be applicable to the future income tax amounts, the likelihood that we will generate sufficient taxable income or gain to utilize future income tax assets. Due to the numerous variables associated with our judgments, assumptions and estimates relating to the valuation of our future income tax assets and liabilities, and the effects of changes in circumstances affecting these valuations, both the precision and reliability of the resulting estimates are subject to uncertainties and, as additional information becomes known, we may change our estimates.
Goodwill. Goodwill and other intangible assets that are deemed to have an indefinite life are not amortized. However, these indefinite life assets are tested for impairment on an annual basis and otherwise when indicators of impairment are determined to exist, by applying a fair value based test. The process of evaluating the potential impairment of goodwill is highly subjective and requires significant judgments at many points during the analysis. In testing for potential impairment, the estimated fair value of the reporting unit, as determined based upon cash flow forecasts, is compared to the book value of the reporting unit. The key assumptions in estimating these cash flows include future production volumes and pricing of commodity products and future

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Third Quarter 2005

estimates of expenses to be incurred. Our assumptions regarding pricing are based upon the average pricing over the commodity cycle due to the inherent volatility of commodity product pricing. These prices are estimated from information gathered from industry research firms, research reports published by investment analysts and other published forecasts. Our estimates of expenses are based upon our long-range internal planning models and our expectation that we will reduce product costs that will offset inflationary impacts.
Due to the numerous variables associated with our judgments and assumptions relating to the valuation of assets in these circumstances, and the effects of changes in circumstances affecting these valuations, both the precision and reliability of the resulting estimates of the related impairment charges, if any, are subject to substantial uncertainties and, as additional information becomes known, we may change our estimates significantly.
Pension plans. Most of our Canadian employees and US employees participate in defined benefit pension plans sponsored by the Company. We account for the consequences of our sponsorship of these plans in accordance with accounting principles generally accepted in Canada and the US, which require us to make actuarial assumptions that are used to calculate the related assets, liabilities and expenses recorded in our financial statements. While we believe we have a reasonable basis for these assumptions, which include assumptions regarding long-term rates of return on plan assets, life expectancies, rates of increase in salary levels, rates at which future values should be discounted to determine present values and other matters, the amounts of our pension related assets, liabilities and expenses recorded in our financial statements would differ if we used other assumptions.
Outlook
During the third quarter, the Company began its expansion of the Grande Prairie facility. Construction will begin in earnest in the fourth quarter with major equipment deliveries beginning in the spring of 2006. The project is scheduled for completion in early 2007 and once completed will add an additional 600 mmsf (3/8” basis) of capacity.
The fundamentals driving North American OSB demand continue to be strong and the end of the third quarter saw considerable increase in OSB prices over the lows experienced this summer. With continuing strong demand, and customer recognition of our premium quality products, the Company is well established in the industry, and continues to benefit from its expanded capacity and new markets.

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Third Quarter 2005

AINSWORTH LUMBER CO. LTD.
Interim Consolidated Balance Sheet
(In thousands of dollars)

	September 30	December 31
	2005	2004
	Unaudited	Audited
ASSETS
Current Assets
Cash and cash equivalents	$210,327	$212,624
Timber licence deposits (Note 4)	36,249	—
Accounts receivable	56,047	55,034
Inventories	102,530	87,582
Income taxes receivable	39,223	—
Prepaid expenses	11,747	8,349

	456,123	363,589
Capital Assets	871,085	926,204
Other Assets	69,574	47,702
Goodwill	102,970	103,516

	$1,499,752	$1,441,011

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable	$50,768	$42,973
Accrued liabilities	42,031	60,207
Income taxes payable	—	41,181
Current portion of long-term debt	76	274

	92,875	144,635
Reforestation Obligation	4,453	4,470
Long-term Debt (Note 8)	858,924	916,625
Future Income Taxes	152,961	74,949

	1,109,213	1,140,679

SHAREHOLDERS’ EQUITY
Capital stock	55,827	55,827
Cumulative translation adjustment	(62,593)	(34,237)
Retained earnings	397,305	278,742

	390,539	300,332

	$1,499,752	$1,441,011

The accompanying Notes to the Interim Consolidated Financial Statements are an integral part of these statements.
Approved by the Board:

Catherine Ainsworth	Allen Ainsworth
DIRECTOR	DIRECTOR

10

Third Quarter 2005

AINSWORTH LUMBER CO. LTD.
Interim Consolidated Statements of Operations and Retained Earnings
(In thousands of dollars, except per share data) Unaudited

	Three months ended September 30		Nine months ended September 30
	2005	2004	2005	2004
Sales	$270,697	$225,236	$946,167	$656,957

Costs and Expenses
Costs of products sold	210,597	120,634	634,293	312,057
Selling and administration	6,286	5,860	21,365	15,876
Amortization of capital assets	27,680	11,326	77,960	30,472

	244,563	137,820	733,618	358,405

Operating Earnings	26,134	87,416	212,549	298,552

Finance Expense
Interest charges	15,954	7,557	49,182	24,457
Amortization of finance charges	1,217	1,298	3,671	2,555
Loss on repurchase of long-term debt	—	—	1,485	106,198

	17,171	8,855	54,338	133,210

Other Income (Expense)	2,088	(14,319)	3,762	(7,242)
Foreign Exchange Gain on Long-term Debt	47,018	33,453	28,538	27,666

Income Before Income Taxes	58,069	97,695	190,511	185,766
Income Tax Expense	11,310	26,613	57,299	63,078

Net Income	46,759	71,082	133,212	122,688
Retained Earnings, Beginning of Period	350,546	169,926	278,742	118,563
Dividends Paid (Note 5)	—	14,660	14,649	14,660
Repurchase of Capital Stock	—	—	—	243

Retained Earnings, End of Period	$397,305	$226,348	$397,305	$226,348

Basic and diluted earnings per share	$3.19	$4.85	$9.09	$8.37

The accompanying Notes to the Interim Consolidated Financial Statements are an integral part of these statements.

11

Third Quarter 2005

AINSWORTH LUMBER CO. LTD.
Interim Consolidated Statements of Cash Flows
(In thousands of dollars) Unaudited

	Three months ended September 30		Nine months ended September 30
	2005	2004	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES
Net Income	$46,759	$71,082	$133,212	$122,688
Amounts not requiring an outlay of cash
Amortization of capital assets	27,680	11,326	77,960	30,472
Amortization of financing costs	824	901	2,505	1,586
Amortization of debt discount	391	393	1,158	716
Amortization of consent and commitment fees	2	4	8	253
Foreign exchange gain on long-term debt	(47,018)	(33,453)	(28,538)	(27,666)
Loss on repurchase of long-term debt	—	—	1,485	106,198
Non-cash stock-based compensation	—	—	—	2,640
Gain on disposal of capital assets	—	49	(11)	25
Change in non-current reforestation obligation	(22)	(184)	(17)	(435)
Future income taxes	11,922	(32,412)	72,860	(28,417)
Change in non-cash operating working capital	2,776	94,055	(129,084)	98,274

Cash provided by operating activities	43,314	111,761	131,538	306,334

CASH FLOWS FROM FINANCING ACTIVITIES
Decrease in capital lease obligations	(24)	(21)	(198)	(183)
Repurchase of long-term debt	—	—	(31,062)	(451,305)
Proceeds from issue of long-term debt	—	578,880	—	996,387
Financing costs	—	(14,661)	—	(25,065)
Dividends paid	—	(14,660)	(14,649)	(14,660)
Repurchase of capital stock	—	—	—	(284)

Cash provided by (used in) financing activities	(24)	549,538	(45,909)	504,890

CASH FLOWS FROM INVESTING ACTIVITIES
Additions to capital assets	(14,710)	(3,708)	(32,217)	(9,320)
Decrease (increase) in other assets	(4,473)	1,851	(10,920)	(3,105)
Proceeds on disposal of capital assets	—	—	11	40
Investment in Chatham Forest Product, Inc. (Note 3)	(7,141)	—	(7,141)	—
Investment in Minnesota OSB Facilities	—	(592,256)	—	(592,256)
Investment in Voyageur Panel Limited	—	(12,639)	—	(297,190)
Timber licence deposits	—	—	(36,249)	—
Acquisition of cash of Voyageur Panel Limited	—	—	—	51,142

Cash used in investing activities	(26,324)	(606,752)	(86,516)	(850,689)

Effect of foreign exchange rate changes on cash and cash equivalents	(1,410)	—	(1,410)	—

NET CASH INFLOW (OUTFLOW)	15,556	54,547	(2,297)	(39,465)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	194,771	100,042	212,624	194,054

CASH AND CASH EQUIVALENTS, END OF PERIOD	$210,327	$154,589	$210,327	$154,589

SUPPLEMENTAL INFORMATION
Taxes paid	$2,173	$2,109	$61,478	$11,022

Interest paid	$3,420	$286	$36,542	$35,545

The accompanying Notes to the Interim Consolidated Financial Statements are an integral part of these statements.

12

Third Quarter 2005

AINSWORTH LUMBER CO. LTD.
Notes to the Interim Consolidated Financial Statements
Three and nine month periods ended September 30, 2005 and 2004
(Unaudited)

1.	BASIS OF PRESENTATION

These interim unaudited consolidated financial statements do not include all disclosures normally provided in annual financial statements and accordingly, should be read in conjunction with the Company’s audited financial statements for the year ended December 31, 2004. The Company’s accounting policies are in accordance with accounting principles generally accepted in Canada. These accounting policies are consistent with those outlined in the annual audited financial statements. In management’s opinion, these unaudited interim consolidated financial statements include all adjustments (consisting solely of normal recurring adjustments) necessary to present fairly such information. The results of operations for the interim periods are not necessarily indicative of the results to be expected in future periods.

Consolidation

These consolidated financial statements include the accounts of the Company and all of its wholly-owned subsidiaries and partnerships which include Ainsworth Engineered Corp., Ainsworth Engineered (USA), LLC, Ainsworth Corp., Chatham Forest Products, Inc., and Ainsworth Engineered Canada Limited Partnership.
2.	AINSWORTH ENGINEERED CANADA LIMITED PARTNERSHIP

On January 3, 2005 Ainsworth Engineered Canada Limited Partnership was created under a partnership agreement between Ainsworth Engineered Corp. and Ainsworth Lumber Co. Ltd., to continue the combined Canadian business activities of these companies.

Concurrent with this agreement, the Company authorized 5,000,000 Series 3 non-voting, redeemable, retractable preferred shares and issued 100,000 of these preferred shares to its wholly-owned subsidiary Ainsworth Engineered Corp. No other preferred shares are outstanding at September 30, 2005.

These transactions do not affect the Company’s consolidated borrowings, financial position or earnings.

3.	ACQUISITION OF CHATHAM FOREST PRODUCTS, INC.

On September 2, 2005, the Company completed the acquisition of 100% of the voting shares of Chatham Forest Products, Inc. (“Chatham”) for a purchase price of U.S. $7.8 million (approximately CDN $9.1 million) . Of the total amount U.S. $6.1 million was paid in cash at closing. The remainder of U.S. $1.7 million will be paid in equal installments on March 2, 2007 and at the earliest of “first board” commercial production and September 2, 2008.

13

Third Quarter 2005

AINSWORTH LUMBER CO. LTD.
Notes to the Interim Consolidated Financial Statements
Three and nine month periods ended September 30, 2005 and 2004
(Unaudited)

The acquisition of Chatham has been accounted for using the purchase method. The total acquisition costs have been allocated to specific identifiable intangible assets and liabilities as follows:

Intangible assets	$14,209

Total assets acquired	14,209

Future income taxes	5,150

Total liabilities acquired	5,150

Total purchase price	$9,059

The amounts are preliminary and may be adjusted when additional information on asset and liability valuations is finalized.

4.	TIMBER LICENCE DEPOSITS

The Company was the successful bidder for timber licences in the Prince George Timber Supply Area and the Quesnel Timber Supply Area, covering in aggregate approximately 1.4 million m3 of timber per year. Both licences are for a term of 15 years.

The Ministry of Forests recently announced that both licences have been approved by the Ministry and will now be submitted to the Company for acceptance of their terms. Until agreement is reached on the final terms of the licences, $31.5 million of the total deposit will continue to be held in trust by the Ministry, and $4.7 million is non-refundable.

As part of the applications for the timber licences, the Company is considering an opportunity to construct two timber processing facilities in these timber supply areas. No commitments to proceed with these facilities have been made.

5.	DIVIDENDS

On June 21, 2005 the Company paid a cash dividend of $1.00 (2004: $1.00) per common share to holders of record of common shares as of the close of business on June 7, 2005.

14

Third Quarter 2005

AINSWORTH LUMBER CO. LTD.
Notes to the Interim Consolidated Financial Statements
Three and nine month periods ended September 30, 2005 and 2004
(Unaudited)

6.	SEGMENTED INFORMATION

The Company operates principally in Canada and the United States in one business segment, manufacturing wood panel products.

Sales attributed to countries based on location of customer are as follows:

	Three Months ended September 30		Nine Months ended September 30
	2005	2004	2005	2004
United States	$248,379	$189,141	$854,940	$537,156
Canada	15,547	26,124	67,058	88,927
Asia	5,107	7,179	16,508	23,580
Europe	1,664	2,792	7,661	7,294

Total	$270,697	$225,236	$946,167	$656,957

7.	BENEFIT PLANS

The expense for the Company’s retirement benefit plans is as follows:

	Three Months ended September 30		Nine Months ended September 30
	2005	2004	2005	2004
Defined benefits plans	$1,406	$476	$1,988	$1,283
Contributions to multi-employer plan	643	625	1,903	1,710
Contributions to group RRSP plans	466	620	1,275	902

Total	$2,515	$1,721	$5,166	$3,895

15

Third Quarter 2005

AINSWORTH LUMBER CO. LTD.
Notes to the Interim Consolidated Financial Statements
Three and nine month periods ended September 30, 2005 and 2004
(Unaudited)

8.	LONG TERM DEBT

In May and June 2005, the Company repurchased U.S.$1.0 million of its 12.5% Senior Unsecured Notes, the remaining U.S.$2.0 million of its 13.875% Senior Unsecured Notes, and U.S.$21.5 million of its Senior Unsecured Floating Rate Notes, realizing a total loss on repurchase of $1.5 million.

The balances of the outstanding long term debt are as follows:

	September 30	December 31
	2005	2004
U.S.$275,000,000 (2004: U.S. $275,000,000) Senior Unsecured Notes due October 1, 2012 with interest payable semi-annually at 7.25% per annum	$319,743	$330,550
U.S.$153,540,000 (2004: U.S. $175,000,000) Senior Unsecured Notes due October 1, 2010 with interest payable quarterly at LIBOR plus 3.75% per annum	178,521	210,350
U.S.$210,000,000 (2004: U.S. $210,000,000) Senior Unsecured Notes due March 15, 2014 with interest payable semi-annually at 6.75% per annum	244,167	252,420
U.S.$110,000,000 (2004: U.S. $110,000,000) Senior Unsecured Notes due March 15, 2014 with interest payable semi-annually at 6.75% per annum	127,897	132,220
U.S.$1,351,000 (2004: U.S. $2,351,000) Senior Unsecured Notes due July 15, 2007 with interest payable semi-annually at 12.5% per annum	1,571	2,826
U.S. $Nil (2004:U.S.$2,000,000) Senior Unsecured Notes due July 15, 2007 with interest payable quarterly at 13.875% per annum	—	2,404
Capital lease obligations	76	274

	871,974	931,044
Unamortized deferred debt discount	(12,974)	(14,145)

	859,000	916,899
Current portion	(76)	(274)

	$858,924	$916,625

9.	CREDIT FACILITIES

On September 14, 2005 the Company issued notice that on November 13, 2005 it will be cancelling its five-year, $50.0 million revolving credit facility. At September 30, 2005 this facility was unutilized. The Company has signed a letter of proposal to replace the existing credit facility with a five-year $100.0 million credit facility.

16

Third Quarter 2005

AINSWORTH LUMBER CO. LTD.
Notes to the Interim Consolidated Financial Statements
Three and nine month periods ended September 30, 2005 and 2004
(Unaudited)

10.	SUBSEQUENT EVENT

On October 24, 2005, the Company commenced a normal course issuer bid, whereby it may purchase up to 732,457 common shares, representing approximately 5% of the Company’s 14,649,140 current issued and outstanding common shares. The issuer bid will end on October 23, 2006 or on such earlier date that the Company completes its purchases.

11.	COMMITMENTS
a.	On August 23, 2005, the Company entered into an agreement to purchase an aircraft for U.S. $10.2 million (approximately CDN $11.9 million), of which U.S. $3.0 million was paid in cash, with the remaining U.S. $7.2 million due at the delivery date of the aircraft, which is within sixty days of May 31, 2006.

b.	As part of the Grande Prairie expansion project the Company has entered into agreements to purchase machinery, equipment, engineering and management support services totaling approximately CAD $177.4 million. The terms of the contracts are varied and extend to 2007.

c.	The Company has entered into additional volume supply agreements at commercial terms to harvest approximately 10.51 million m3 of timber over a period of twenty years.
12.	CONTINGENCY

On September 28, 2005, the Company filed a notice of claim against Potlatch Corporation (“Potlatch”) for the reimbursement of repair and related costs at the three Minnesota OSB mills purchased from Potlatch on September 22, 2004. The basis of the claim is that certain of the equipment and buildings were not in the condition and state of repair warranted by Potlatch at the time of purchase. The proceeds from the claim, if any, will be recorded when the terms of the settlement are certain.

17

Third Quarter 2005

AINSWORTH LUMBER CO. LTD.
Other Information

	September 30, 2005	Dec. 31, 2004
Selected Balance Sheet Items ($000’s)
Cash	$210,327	$212,624
Working capital	363,248	218,954
Total assets	1,499,752	1,441,011
Total debt	859,000	916,899
Shareholders’ equity	390,539	300,332

	Three months ended September 30		Nine months ended September 30
	2005	2004	2005	2004
Reconciliation of Net Income to EBITDA ($000’s)
Net Income	$46,759	$71,082	$133,212	$122,688
Add: Amortization of capital assets	27,680	11,326	77,960	30,472
Finance expense	17,171	8,855	54,338	133,210
Income tax expense	11,310	26,613	57,299	63,078
Foreign exchange gain on long-term debt	(47,018)	(33,453)	(28,538)	(27,667)

EBITDA {Note 1}	$55,902	$84,423	$294,271	$321,781

Product Sales ($000’s)
OSB	$243,610	$200,041	$864,820	$571,662
Plywood	23,307	21,810	70,644	74,181
Veneer	2,882	2,275	7,707	8,217
Chips	898	1,110	2,996	2,897

	$270,697	$225,236	$946,167	$656,957

Geographic Sales Distribution ($000’s)
Canada	$15,547	$26,124	$67,058	$88,927
USA	248,379	189,141	854,940	537,156
Europe	1,664	2,792	7,661	7,294
Asia	5,107	7,179	16,508	23,580

	$270,697	$225,236	$946,167	$656,957

Product Shipment Volumes
OSB (msf-3/8”)	803,982	503,724	2,447,097	1,258,713
Plywood (msf-3/8”)	36,082	34,305	107,945	109,545
Veneer (msf-3/8”)	12,553	10,470	34,576	34,029
Chips (BDUs)	14,096	10,530	38,817	29,863

Production Volumes
OSB (msf-3/8”)	799,684	496,841	2,416,555	1,250,647
Plywood (msf-3/8”)	33,954	34,305	106,947	109,251
Veneer (msf-3/8”){Note 2}	43,168	44,951	148,992	144,240
Chips (BDUs)	14,096	10,530	38,817	29,863

Note 1: EBITDA, a non-GAAP financial measure, is defined as operating earnings before amortization plus interest and other income.

Note 2: Includes transfer volumes to Savona (for plywood production).

18

Third Quarter 2005

About Ainsworth
Ainsworth Lumber Co. Ltd. Is a leading Canadian forest products company, with a 50-year reputation for quality products and unsurpassed customer service. The company has operations in Canada and the United States. In Alberta, the company’s operations include an OSB plant at Grande Prairie and a one-half interest in the Footner OSB plant at High Level. In B.C., the company’s operations include an OSB plant at 100 Mile House, a veneer plant at Lillooet, and a plywood plant at Savona. In Ontario, the company’s operations include an OSB plant at Barwick. In Minnesota, the company’s operations include OSB plants in Bemidji, Cook and Grand Rapids. The company’s facilities have a total annual capacity of 3.3 billion square feet (3/8” basis) of oriented strand board (OSB), 156 million square feet (3/8” basis) of specialty overlaid plywood, and 200 million square feet (3/8” basis) of veneer.
Ainsworth Lumber Co. Ltd.
Suite 3194, Bentall 4
P.O. Box 49307
1055 Dunsmuir Street
Vancouver, B.C. V7X 1L3
Telephone: 604-661-3200
Investor Relations Contacts:
Robert Allen
Chief Financial Officer
Telephone: 604-661-3200
Facsimile: 604-661-3201
E-mail: robert.allen@ainsworth.ca
Or
Bruce Rose
General Manager, Corporate Planning
Telephone: 604-661-3200
Facsimile: 604-661-3201
E-mail: bruce.rose@ainsworth.ca
Or
Robb Pelwecki
Treasurer
Telephone: 604-661-3200
Facsimile: 604-661-3201
E-mail: robb.pelwecki@ainsworth.ca
Common shares of Ainsworth Lumber Co. Ltd.
are traded on the Toronto Stock Exchange
under the symbol: ANS
Visit our web-site: www.ainsworth.ca

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